Capay Mills

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	20,459.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	245.82
Uncategorized Asset	0.00
Accumulated Depreciation	16,943.00
Credit Card	0.00
Loan Payable	-1,127.16
Square Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,061.66**
Net cash provided by operating activities	**$36,521.18**
INVESTING ACTIVITIES	
Equipment and Machinery	-12,925.64
Net cash provided by investing activities	**$ -12,925.64**
FINANCING ACTIVITIES	
Note Payable - FNB	9,500.00
Notes Payable - Transit Van	-2,154.82
Owner's Contributions	1,480.96
Owner's Draw	-14,100.54
Net cash provided by financing activities	**$ -5,274.40**
NET CASH INCREASE FOR PERIOD	**$18,321.14**
Cash at beginning of period	7,830.03
CASH AT END OF PERIOD	**$26,151.17**